Exhibit 99.1

Maris-Tech Enters into U.S. Product Supply Agreement with One Stop Systems to Expand U.S. Defense Sector Presence

Collaboration with Leading Provider of Rugged AI and Sensor Processing Platforms Strengthens Maris-Tech’s U.S. Market Reach

Rehovot, Israel, Aug. 20, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, today announced that it has entered into a Product Supply Agreement with U.S.-based One Stop Systems, Inc. (Nasdaq: OSS) (“OSS”), a leader in rugged enterprise class compute for AI, machine learning, autonomy, and sensor processing at the edge.

Under the agreement, OSS will promote, support and fulfill Maris-Tech’s portfolio of video and AI-based edge computing solutions to defense sector customers in the United States. OSS manufactures and sells ruggedized compute, storage, AI accelerators, and expansion systems designed for mission-critical, high-performance applications in harsh environments.

The collaboration is aligned with Maris-Tech’s growth strategy to expand its footprint in the U.S. defense market, providing OSS customers with access to cutting-edge, field-proven solutions for intelligence gathering, situational awareness, and threat detection.

“This agreement marks an important milestone in our U.S. expansion strategy,” said Israel Bar, Chief Executive Officer of Maris-Tech. “OSS is a recognized leader in rugged AI and sensor processing systems, and we are proud to collaborate with them to deliver our technology to defense customers across the U.S. We believe this collaboration is both a vote of confidence in our products and an opportunity for OSS customers to benefit from our advanced, mission-ready solutions.”

Michael Knowles, Chief Executive Officer of OSS, said: “Maris-Tech’s video and AI-based edge computing solutions are an ideal complement to our ruggedized platforms. By combining our expertise in AI-enabled solutions with Maris-Tech’s innovative video intelligence systems, we can offer U.S. defense customers an even more powerful suite of capabilities to address their evolving mission requirements.”

Maris-Tech continues its strategy of collaboration with leading regional partnerships to extend its reach in key global markets with this agreement. The Company has recently announced similar collaborations in Asia-Pacific, Europe and India, further strengthening its international sales network.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

About One Stop Systems

One Stop Systems, Inc. (Nasdaq: OSS) is a leader in AI-enabled solutions for the demanding ‘edge’. OSS designs and manufactures Enterprise Class compute and storage products that enable rugged AI, sensor fusion and autonomous capabilities without compromise. These hardware and software platforms bring the latest data center performance to harsh and challenging applications, whether they are on land, sea or in the air. OSS products include ruggedized servers, compute accelerators, flash storage arrays, and storage acceleration software. These specialized compact products are used across multiple industries and applications, including autonomous trucking and farming, as well as aircraft, drones, ships and vehicles within the defense industry. OSS solutions address the entire AI workflow, from high-speed data acquisition to deep learning, training and large-scale inference, and have delivered many industry firsts for industrial OEM and government customers. As the fastest growing segment of the multi-billion-dollar edge computing market, AI-enabled solutions require-and OSS delivers-the highest level of performance in the most challenging environments without compromise. OSS products are available directly or through global distributors.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the parties’ responsibilities under the agreement, that collaboration is aligned with the Company’s growth strategy to expand its footprint in the U.S. defense market, its strategy of collaboration with leading regional partnerships and the benefits and advantages of the Company’s products and solutions. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com